[SWIB Letterhead]




October 12, 2000

Board of Directors
c/o Stephen Cohen, General Counsel
Rainforest Cafe, Inc.
720 South Fifth Street
Hopkins, Minnesota 55343

Gentlemen:

     We have received your letter dated October 10, 2000 and have reviewed your concurrent press release and have the following response:

  1. Fiduciary Duty. The State of Wisconsin Investment Board ("SWIB") believes that when a Board of Directors of a public company determines to sell the Company, the directors have an overriding duty to maximize shareholder value through an auction of the Company (or comparable mechanism). In general, this process should be overseen by disinterested directors, particularly when management may receive compensation tied to the transaction. Based on the publicly available information we have reviewed and our discussions with your chairman, Mr. Berman, we do not believe that the process used by your Board meets this standard. Based on our independent research, the so-called "independent" directors of Rainforest Cafe, Inc. ("Rainforest") appear to have significant financial or other ties to Mr. Berman. Moreover, the Board has approved substantial payments to management during the course of this Landry's offer that will not benefit all shareholders. Accordingly, SWIB is highly skeptical of your statements that the Board takes its fiduciary duties seriously. We continue to believe that the Landry's tender offer is flawed by the process used to approve and protect it and fails to maximize value for all the Company's shareholders. Furthermore, we call on management and the Board to rescind these arrangements for management payments and share these amounts with all shareholders.

  2. Amendment to Rights Agreement. SWIB finds it curious that the Company adopted a rights plan immediately following defeat of the prior Landry's transaction. SWIB has clearly stated its request that it be permitted to work collectively with other shareholders to facilitate a superior proposal, not just to "communicate" with them. Since SWIB already beneficially owns approximately 14.6% of Rainforest's common stock, we are concerned that any substantive discussions or arrangements with other shareholders to take collective action could trigger the pill. We find your statements on this issue to be disingenuous and of no practical value, particularly when your letter warns that it "should not be construed as a waiver or amendment of the Rights Agreement." If you

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       believe your pill does not preclude SWIB from pursuing
       collective arrangements with other shareholders, please confirm this to us promptly in writing.

  3. Confidentiality Agreement. We are reviewing the terms of the proposed Confidentiality Agreement and will get back to you shortly.

  4. Extension of Tender Offer. We believe that your refusal even to request an extension of the tender offer deadline from Landry's is further confirmation that the process you have used to date is not reasonably designed to maximize shareholder value.

     We continue to call on all members of the Board of Directors to act in accordance with their fiduciary duties to the Company and all its shareholders and assure that shareholder value is maximized.

                          Very truly yours,

                          STATE OF WISCONSIN INVESTMENT BOARD

                          /s/ John F. Nelson

                          John F. Nelson
                          Investment Director



cc:  Keith Johnson-SWIB
     W. H. Levit, Jr.-Godfrey & Kahn, S.C.